FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of December 2003

Commission file number 0-13391

SAMEX MINING CORP.

_____________________________________________________________________________

(Exact Name of Registrant, as Specified in its Charter

#301 - 32920 Ventura Avenue, Abbotsford, B.C. V2S 6J3

______________________________________________________________________________

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X

Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ____

No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.)

                    S

NEWS RELEASE - No. 17-03

December 5, 2003

PRIVATE PLACEMENT OF 930,000 UNITS COMPLETED

SAMEX has completed a private placement of 930,000 units at a price of $0.70 per unit (originally announced as 880,000 units in News Release No. 12-03 dated October 22, 2003).  Each unit is comprised of one common share and one-half of a share purchase warrant.  One full warrant entitles the holder to purchase an additional common share at a price of $0.80 per share if exercised at any time during the two year term of the warrant which expires November 27, 2005.  The units (930,000 shares and 465,000 warrants) have been issued and are subject to a hold period until March 28, 2004.  The proceeds of the private placement will be used for exploration/expenditures on the Company's mineral exploration properties and for general working capital.

SAMEX also issued 34,000 units (same terms as the private placement units) to Canaccord Capital Corporation as an 8% finder's fee in relation to the placement of 425,000 units.  The finder's fee units (34,000 shares and 17,000 warrants) are subject to a hold period until March 28, 2004.

PRIVATE PLACEMENT OF 1,000,000 UNITS COMPLETED

SAMEX has completed a private placement with a European institutional investor for 1,000,000 units at a price of $1.00 per unit (originally announced in News Release No. 15-03 dated November 17, 2003).  Each unit is comprised of one common share and one-half of a share purchase warrant.  One full warrant entitles the holder to purchase an additional common share at a price of $1.05 per share if exercised at any time during the two year term of the warrant which expires November 28, 2005.  The units (1,000,000 shares and 500,000 warrants) have been issued and are subject to a hold period until March 29, 2004.  The proceeds of the private placement will be used for exploration/expenditures on the Company's mineral exploration properties and for general working capital.

"Larry D. McLean"

Vice President - Operations

December 5, 2003

BC Securities Commission

filed on SEDAR

PO Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, BC  V7Y 1L2

Dear Sirs:

RE:        Material Change Report

Enclosed herewith for filing are the following:

The foregoing accurately discloses the material change referred to herein.

1.

BC Form 53-901F - Material Change Report; and

2.

Copy of the Company's News Release dated December 5, 2003.

Yours truly,

"Brenda L. McLean"

Corporate Secretary

/blm

Encl.

cc:  Leschert & Company,  Attn: Allen Leschert

      TSX Venture Exchange - filed on SEDAR

      Alberta Securities Commission -filed on SEDAR

      US Securities Commission -filed on EDGAR

This is the form of a material change report required under Section 85(1) of the British Columbia Securities Act and Section 151 of the British Columbia Securities Rules.

BC FORM 53-901F

(Previously Form 27)

SECURITIES ACT

MATERIAL CHANGE REPORT

Reporting Issuer

SAMEX Mining Corp.

#301 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

Telephone:  (604) 870-9920     Toll Free:  800 828-1488

Fax:  (604) 870-9930

Date of Material Change

December 5, 2003

Press Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on December 5, 2003 and was disseminated through the wire services of Stockwatch, Market News Publishing and Stockhouse News.

Summary of Material Change

SAMEX has completed a private placement of 930,000 units at a price of $0.70 per unit.

Full Description of Material Change

SAMEX has completed a private placement of 930,000 units at a price of $0.70 per unit (originally announced as 880,000 units in News Release No. 12-03 dated October 22, 2003).  Each unit is comprised of one common share and one-half of a share purchase warrant.  One full warrant entitles the holder to purchase an additional common share at a price of $0.80 per share if exercised at any time during the two year term of the warrant which expires November 27, 2005.  The units (930,000 shares and 465,000 warrants) have been issued and are subject to a hold period until March 28, 2004.

SAMEX also issued 34,000 units (same terms as the private placement units) to Canaccord Capital Corporation as an 8% finder's fee in relation to the placement of 425,000 units.  The finder's fee units (34,000 shares and 17,000 warrants) are subject to a hold period until March 28, 2004.

Reliance on Section 85(2) of the Act

This report is not being made on a confidential basis.

Omitted Information

Not applicable

Senior Officers

To facilitate any necessary follow-up by the Commission, please contact Larry McLean, Director of the Issuer at (604) 870-9920 or toll free at 800 828-1488, who is knowledgeable about the material change.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Abbotsford, British Columbia, the 5th day of December, 2003.

"Larry D. McLean"

Director

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

SAMEX MINING CORP.

        (Registrant)

By:      "Larry D. McLean"

           Vice President, Operations

Dated:  December 8, 2003

S   A   M   E   X           M   I   N   I   N   G          C  O  R  P.